UNIT
SECURITIES AND E
Washing



12060759

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28302

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCE 500, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19762 MacARTHUR BLVD., SUITE 200
(No. and Street)

IRVINE (City) CALIFORNIA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON McCLINTOCK 949/253-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CYC 2/27/12
AB 4/5
AP 4/6

OATH OR AFFIRMATION

I, JON McCLINTOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCE 500, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



SANDI CARLSON
COMM. # 1869253
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. OCT. 25, 2013

Signature JON McCLINTOCK

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Finance 500, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of Finance 500, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Long Beach, California
February 17, 2012

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents:		
Cash in banks		$ 1,446,495
Money market		425,259
Total cash and cash equivalents		1,871,754
Receivables:		
Commissions	$ 776,172	
Other	278,272	1,054,444
Marketable securities		15,937,318
Deposits		375,000
Property and equipment, at cost, less $209,514 of accumulated depreciation		93,475
Total assets		$ 19,331,991

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable		$ 200,307
Commissions payable		439,960
Payable to clearing organization		15,937,318
Total liabilities		16,577,585
Commitments		-
Stockholder's equity:		
Common stock, no par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	$ 15,000	
Additional paid-in capital	2,300,000	
Retained earnings	439,406	
Total stockholder's equity		2,754,406
Total liabilities and stockholder's equity		$ 19,331,991

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions income		$ 11,907,903
Listed income fees		1,367,828
Rebate fees		5,550
Other income		112,876
Total revenues		13,394,157
Expenses:		
Commissions	$ 8,240,104	
Salaries	1,893,733	
Depreciation	46,258	
Rents	312,695	
Consulting and professional fees	461,084	
Communications	85,063	
Equipment costs and supplies	8,801	
Registration fees	168,081	
Insurance	245,069	
Pension contribution	50,868	
Business development	158,732	
Other operating expenses	1,584,113	
Total expenses		13,254,601
Income before income taxes		139,556
Income tax expense		800
Net income		$ 138,756

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 15,000	2,300,000	300,650	2,615,650
Net income for the year ended December 31, 2011	-	-	138,756	138,756
Balance, at end of year	$ 15,000	2,300,000	439,406	2,754,406

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income		$ 138,756
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 46,258	
(Increase) decrease		
Commissions receivable	125,249	
Other receivable	(34,588)	
Marketable securities	(1,485,362)	
Increase (decrease)		
Accounts payable	(87,124)	
Commissions payable	5,408	
Payable to clearing organization	1,485,362	
Total adjustments		55,203
Net cash flows provided by operating activities		193,959
Cash flows from investing activities		
Capital expenditures	(3,000)	
Net cash flows used for investing activities		(3,000)
Cash flows from financing activities		-
Net increase in cash		190,959
Cash and cash equivalents, beginning of year		1,680,795
Cash and cash equivalents, end of year		$ 1,871,754

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California The Company is subject to a minimum net capital requirement of $351,500 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests, and mutual funds. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Camden Financial Services ("Camden") has executed a sub-clearing agreement with Finance 500, Inc. for purposes of clearing transactions with and for Camden's customers on a fully disclosed basis through Penson Financial Services, Inc.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Security Transactions

Security transactions are reported on a settlement date basis which is generally the third business day following the transaction date. While generally accepted accounting principles require reporting on a trade date basis, the difference between trade date and settlement date is not material. Related commissions and expenses are recorded on the accrual basis.

Fair Value

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining the fair value for its marketable securities. FASB ASC defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over sixty months.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) ACCOUNTS RECEIVABLE

The accounts receivable represent commissions due to the Company from the sale of securities, limited partnership interests and mutual funds.

(3) MARKETABLE SECURITIES

Investment in securities at December 31, 2011, consists of trading securities with a fair value of $15,937,318.

Market value is established using Level 1 valuations in the hierarchy established by FASB ASC as the securities are on national exchanges and the fair value is determined based on published market prices.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to clearing organization" on the Statement of Financial Condition.

(4) DEPOSITS

The Company is required to maintain certain deposit levels with a clearing organization. As of December 31, 2011, deposits of $375,000 consist of monies being held by Penson Financial Services, Inc., which is the Company's clearing agent.

(5) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office machinery and equipment	$ 52,039
Office furniture and fixtures	250,950
	302,989
Less accumulated depreciation	(209,514)
Net property and equipment	$ 93,475

(6) PROVISION FOR INCOME TAXES

Income tax expense consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	-	-	-
Total	$ -	$ 800	$ 800

As required by the Income Taxes Topic of FASB ASC, the Company is required to account for deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ended December 31, 2011.

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

On November 9, 2010, the Federal Deposit Insurance Corporation (FDIC) issued a Final Rule that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. The Company maintains its cash operating account at an FDIC-insured financial institution.

The Company maintains a money market account at First State Bank which had a bank balance of $425,258 at December 31, 2011, and is insured up to $250,000 by the FDIC.

The Company also maintains a cash account at Penson Financial Services, Inc. (Penson) which had a balance of $1,200,000, at December 31, 2011. The Company also maintains clearing deposit accounts at Penson which are required by the Securities and Exchange Commission. Accounts held at Penson are insured by the Securities Investor Protection Corporation.

(8) PENSION PLAN

The Company sponsors a 401(k) pension plan which is open to all employees who have been with the Company for at least three months. The Company matches 5% for every dollar the employee contributes to the plan. Employer contributions to the plan for the year amounted to $50,868.

(9) NET CAPITAL

The Company is subject to a $351,500 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2011, the net capital ratio was 0.37 to 1 and net capital was $1,742,220 which exceeded the required minimum capital by $1,390,720.

(10) COMMITMENTS

The Company entered into a seventy-one-month lease agreement expiring in 2016 for its offices in Irvine, California.

The remaining minimum future lease payments under this lease are:

Year Ended December 31,	Amount
2012	$ 246,468
2013	300,718
2014	308,755
2015	316,792
2016	187,530
	$ 1,360,263

The Company has also entered into various operating leases on computer equipment. The terms of the leases are sixty month periods expiring in various years through 2013.

The remaining minimum future lease payments under the lease terms are:

Year Ended December 31,	Amount
2012	$ 20,268
2013	4,851
	$ 25,119

Rent expense for the year was $312,695.

(11) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 17, 2012. No transactions or events were found that were material enough to require recognition in the financial statements.

(12) CONTINGENCIES

On or about November 6, 2008, DBSI and affiliated companies (collectively DBSI) filed voluntary petitions under Chapter 11 of Title 11 of the United States Code. DBSI is a former client of the Company. The Trustee of DBSI's Bankruptcy Estate has filed numerous avoidance actions asserting that certain payments are subject to avoidance and recovery (the Avoidance Actions). The Company has been named as a defendant in one of the Avoidance Actions. The Complaint seeks to recover four payments totaling $127,345 made by DBSI to the Company

On September 7, 2011, the Company sent a detailed response to the Trustee disputing any liability for any payments received from DBSI. On September 23, 2011, DBSI has asserted various defenses to the avoidance and recovery of the payments.

During the course of this lawsuit, a limited number of other payments from DBSI to the Company have been discovered. These payments are not yet subject to a demand by the Trustee. However, there is a possibility that the Trustee may seek to amend its Complaint to include these payments.

The Company believes the lawsuit is completely without merit and intends to vigorously defend its position.

FINANCE 500, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total equity from statement of financial condition		$ 2,754,406
Less non-allowable assets:		
Other receivable	$ (278,272)	
Property and equipment	(93,475)	
		(371,747)
Net capital before haircut		2,382,659
Haircut:		
Other marketable securities	(640,439)	
		(640,439)
Net capital		$ 1,742,220

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 42,684
Minimum dollar net capital required	$ 351,500
Net capital requirement (greater of above two figures)	$ 351,500
Excess net capital	$ 1,390,720

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 16,577,585
Deduct payable to clearing organization	15,937,318
Total aggregate indebtedness	$ 640,267
Ratio of aggregate indebtedness to net capital	0.37 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

FINANCE 500, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

FINANCE 500, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Finance 500, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Finance 500, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
February 17, 2012

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
Finance 500, Inc.
Irvine, California

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Finance 500, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Finance 500, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Finance 500, Inc.'s management is responsible for the Finance 500, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
February 17, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12-31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028302 FINRA DEC
FINANCE 500 INC 23*23
19762 MACARTHUR BLVD STE 200
IRVINE CA 92612-2497

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 10,535

B. Less payment made with SIPC-6 filed (exclude interest) (5,737)
7/29/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,798

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,798

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,798

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FINANCE 500, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 31 day of JANUARY, 20 12.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 20 11
and ending 12-31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,394,157

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 162,278

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 8,944,476

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 73,484

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 9,180,237.99

2d. SIPC Net Operating Revenues $ 4,213,919

2e. General Assessment @ .0025 $ 10,535

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